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September 3, 2013

VIA EDGAR Mr. David L. Orlic U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628

Re:                        AeroVironment, Inc.
Preliminary Proxy Statement on Schedule 14A

Filed August 22, 2013
File No. 001-33261

Dear Mr. Orlic:

On behalf of AeroVironment, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to the Company’s preliminary proxy statement on Schedule 14A, as amended (the “Proxy Statement”), including certain exhibits.

This letter also responds to the August 30, 2013 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Proxy Statement.  For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s supplemented response.  Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number next to the comment.

Proposal No. 1 Election of Nominees to the Board of Directors, page 11

1.                                    In the third paragraph, disclosure indicates that, if any nominee becomes unavailable to accept nomination or election as a director, the individuals named as proxies will vote the shares that they represent for the election of such other persons as the board may recommend. Please use the correct standard for this use of discretionary authority. See Rule 14a-4(c)(5).  The following paragraph should likewise be revised.

September 3, 2013

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to use the correct standard for this use of discretionary voting.  Please refer to the third and fourth paragraphs on page 11 of the Amendment.

2.                                    Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:  The Company confirms that should the Company nominate substitute nominees before the annual meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy

3.                                    Mark your form of proxy “preliminary copy.” See Rule 14a-6(e)(1).

Response:  In response to the Staff’s comment, the Company has revised the form of proxy card attached to the Amendment to identify it as a preliminary copy.

4.                                    Please make the statement required by Rule 14a-4(e).

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement and the form of proxy card to make the statement required by Rule 14a-4(e).  Please refer to the fourth paragraph on page 11 of the Amendment and the form of proxy card attached to the Amendment.

5.                                    We note disclosure appearing on page 6 of the proxy statement under the heading “What if I do not specify how I want my shares to be voted?” On the form of proxy, please make the corresponding statement in boldface type required by the last sentence of Rule 14a-4(b)(1).

Response:  In response to the Staff’s comment, in accordance with Rule 14a-4(b)(1), the Company has revised the form of proxy card to include the following statement in boldface type:  “If you do not specify otherwise, your shares will be voted FOR ALL director nominees and FOR the ratification of the selection of the independent registered public accounting firm.”

September 3, 2013

In addition to the foregoing, the Company has authorized me to acknowledge on its behalf that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (858) 523-3959 or by fax at (858) 523-5450.

Very truly yours,

/s/ Michael E. Sullivan
Michael E. Sullivan
of LATHAM & WATKINS LLP

cc:   Douglas Scott, AeroVironment, Inc.